MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended June 30, 2009

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel: 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.1

Date

The following management discussion and analysis of Norsat International Inc. (the “Company”) as of July 24, 2009 should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month period ended June 30, 2009, and the 2008 annual financial statements and management discussion and analysis and related notes included therein, which have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in US Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2008, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.2

Overview

Norsat International Inc. (“the Company”) designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. The Company concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband

Norsat International Inc.                      Management Discussion & Analysis

communications links interoperating with geostationary satellites, but have the additional challenge of  needing to accommodate a vessel’s motion and movement. This segment is not yet a material aspect of the business.

The Wireless Networks segment develops, markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G.

This segment has intangible assets that account for 12.6% of the Company’s total assets and represents the value of the acquisition of Bluemoon 4G Ltd. on March 9, 2009.

1.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts) Amounts are in US Dollars
	Year Ended December 31
	2008	2007	2006
	$	$	$
Sales	18,057	16,451	13,448
Operating Expenses	7,069	7,157	9,363
Net earnings (loss) from operations before income taxes	2,200	1,385	(3,876)
Net earnings (loss)	2,200	1,385	(3,833)
Earnings (loss) per share	0.04	0.03	(0.08)
Earnings (loss) per share, basic and diluted	0.04	0.02	(0.08)
Total assets	13,327	9,528	8,427
Long-term financial liabilities	nil	nil	nil

1.4

Results of Operations

QUARTER REVIEW

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenue	$ 4,896,300	$ 3,960,003	$ 9,891,071	$ 6,888,550
Gross Profit	$ 2,456,760	$ 1,967,454	$ 4,909,778	3,457,074
Gross Profit %	50.2%	49.7%	49.6%	50.2%
Selling, General and Administrative	1,399,886	1,527,274	2,806,594	2,830,369
Product Development	162,554	225,549	468,134	410,605
Amortization	181,622	91,629	307,379	181,331
Other Expense (Income)	474,361	(11,841)	260,598	(105,168)
Total Operating Expenses	2,218,423	1,832,611	3,842,705	3,317,137
Net Earnings	238,337	134,843	1,067,073	139,937
Earnings Per Share – Basic and Diluted	0.00	0.00	0.02	0.00

Norsat International Inc.                      Management Discussion & Analysis

SECOND QUARTER HIGHLIGHTS

Key items that affected the results for the second quarter of 2009, compared to the second quarter of 2008, are as follows:

•

Revenues improved significantly year on year for Satellite systems to $3.2MM in the quarter ended June 30, 2009 from $1.9MM for the same period in 2008. Microwave product sales were down 23.8% to $1.6MM this quarter from $2.1MM for the same period in 2008.  The gross margins of 50.2% for the quarter is up marginally from the 49.7% experienced in the same period in 2008.  Despite the pressures of the global recessionary trends, the Company has been able to maintain overall margins within the range that management expects.

•

On a YTD basis, revenues from Satellite systems improved from $2.8 million in the first half on 2008 to $6.6 million for the same period in the current year. Microwave product sales were down 23.7% to $3.1 million as compared to $4.1 million last year. Gross margins continues to hover around the 50% level with the first half of this year at 49.6% compared to 50.2% for the first half of 2008.

•

Selling, General and Administrative expenses of $1.4MM in the quarter ended June 30, 2009 is consistent with the $1.5MM range in the previous fiscal quarters.  Expenses are down slightly from the same period last year due as management is sensitive to the uncertainties of the current economic climate and continues to be committed to maintaining a prudent operating structure.

•

The biggest challenge during quarter resulted from foreign exchange losses attributable to the rapid appreciation of the Canadian Dollar relative the US Dollar during the quarter, resulting in a $0.5 million expense.

•

As a result of the SADI program contribution awarded to the Company in September 2008, $326,724 (Cdn$380,000) was accrued and reported as a reduction to product development costs in the second quarter of 2009

•

Subsequent to the quarter end, the Company announced a Normal Course Issuer Bid to acquire up to 5.2 million common shares through the facilities of the Toronto Stock Exchange. As at July 24, 2009, the Company redeemed 41,500 shares at a weighted average price of Cdn$0.70 per share pursuant to the normal issuer bid in effect since July 6, 2009.

•

Subsequent to the quarter end, the Company successfully negotiated an increase to the operating line of credit from Cdn$500,000 (or US$400,000) to Cdn$1,000,000 (or US$800,000).

As at June 30, 2009, working capital* improved to $10.4MM as compared to $8.5MM at the end of 2008. The current ratio** for the second of 2009 was 3.9x as compared to 3.1x at the end of 2008. These improvements reflect the continuing commitment to a more effective structure for existing operations and future activities.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by various entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market, which will continue to put pressure on gross margins.

Management is committed to implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive turn-key solutions, and (iii) diversify the base of customers to include non-defense customers.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

Norsat International Inc.                      Management Discussion & Analysis

REVENUES and GROSS MARGINS

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Sales	$		$
Microwave Products	$ 1,599,993	$ 2,103,235	$ 3,111,913	$ 4,076,942
Satellite Systems	3,172,989	1,856,768	6,595,146	2,811,604
Maritime Systems	123,318	-	184,012	-
Total	$ 4,896,300	$ 3,960,003	$ 9,891,071	$ 6,888,546
Gross Profit Margin	%	%	%	%
Microwave Products	42.4	38.5	41.5	40.8
Satellite Systems	55.2	62.3	54.3	63.8
Maritime Systems	21.6	-	17.5	-
Average Gross Margin	50.2	49.7	49.6	50.2

Sales in the second quarter of the current year is up 23.6% from the same period last year, primarily due to the traction gained in satellite systems. Overall sales for the quarter were $4.9 million up $0.9 million from the $4.0 million reported for the same period last year. The second quarter revenue performance improved resulting from sales to a number of new European militaries as well as from the backlog of satellite systems orders carried over from the end of 2008. Sales on a year to date basis is up 43.6% from $6.9 million in the first half of 2008 to $9.9 million for the same period in the current year. The sales performance for the current year is the result of significantly improved satellite systems sales over the previous year.

Sales of Microwave Products for the quarter were $1.6 million, down from the $2.1 million sales for the same period in 2008. Similar to the first quarter of 2009, this segment continues to be negatively impacted by the global recession. On a year to date basis, Microwave product sales the first half of 2009 was down 23.7% to $3.1 million from the $4.1 million for the same period last year.  Microwave product revenues continue to be weak as projects continue to be deferred or postponed until the economic situation improves. While there has been a decrease in sales volume, the Company has maintained gross margin levels at the 41% level.

Sales of Satellite Systems for the quarter were $3.2 million up significantly from the $1.9 million in sales for the same period in 2008. In addition to the benefits of the backlog of satellite systems orders carried over from the end of 2008, the Company was able to continue to make inroads with reseller channels and received a number of new satellite systems orders.  In addition, the Company supplemented sales through the delivery of a number of custom satellite systems solutions to existing European military customers  Year to date, sales of Satellite systems have improved 135% from $2.8 million for the first half of 2008 to $6.6 million for the first half of 2009.

The overall gross margin for the quarter ended June 30, 2009 was 50.2% compared to 49.7% for the same period in 2008. On a year to date basis, overall gross margins have dipped slightly to 49.6% for the first half of 2009 as compared to the 50.2% in the first half of 2008. Management anticipates that overall margins will continue to hold around these levels despite the downward pressures resulting from the recessionary trends in the global economy.

Margins realized from Microwave products during the quarter were at 42.4% up from the 38.5% in the same period in 2008. Margins improvement resulted from the product sales mix, which consisted of higher end products as well as new products introductions, which command healthy margins. However, the overall market continues to experience margin erosion due to global recessionary pressures. Declining sales volumes in the industry is forcing more aggressive pricing from companies in order to protect market share.

Margins from Satellite systems were at 55.2% during the quarter compared to the 62.3% experienced for the same period in 2008. This decline in margins is partially due to lower system prices for products fulfilled through reseller channels, when compared to direct sales to the customer.  The lower prices translate to a decline in gross margins. The current gross margin levels for Satellite systems are consistent with management expectations moving forward, as products gain increased market penetration through reseller channel networks.

Norsat International Inc.                      Management Discussion & Analysis

EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Expenses	$	$	$
Selling, general and administrative	1,399,886	1,527,274	$ 2,806,594	2,830,369
Product development	162,554	225,549	468,134	410,605
Amortization	181,622	91,629	307,379	181,331
Other (income)expense	474,361	(11,841)	260,598	(105,168)
Total	2,218,423	1,832,611	3,842,705	3,317,137

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

Administrative costs remained relatively constant at $1.4 million in the quarter compared to $1.5 million for the same period in 2008. The Company incurred additional costs related to the initiation of a more active corporate communications program, but these costs were offset by curtailments in other administrative areas.

Product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment. These increases are offset by contributions from the SADI program. Without the SADI program contribution, the Company’s product development costs this year are currently in the range of $0.5 million per quarter as compared to the $0.2 million quarterly spending for 2008.  This significant increase is consistent with the renewed commitment towards product leadership and also consistent with spending levels from the previous two fiscal quarters.

Amortization expenses increased by $0.1 million compared to the same period in the previous year reflecting the full quarterly amortization of intangible assets related to the Bluemoon acquisition.

The other expense line item increased by $0.5 million in the quarter as compared to the same period in 2008.  This is all attributable to the exchange losses resulting from the strength of the Canadian dollar relative to the United States dollar. The unrealized losses from foreign exchange result primarily from revaluing US dollar denominated instruments to a Canadian dollar equivalent as at the period end. The revaluation of the US dollar denominated instruments result in an unrealized loss with an appreciation of the Canadian dollar vis-à-vis the US dollar and conversely a currency depreciation results in an unrealized gain.

Norsat International Inc.                      Management Discussion & Analysis

1.5

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2008 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

(Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.)

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts) Amounts are in US$
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2009	$	$	$	$
Sales	4,995	4,896	-	-
Net earnings	829	238	-	-
Earnings per share – basic	0.02	0.00
Earnings per share – diluted	0.02	0.00	-	-
Weighted average common shares outstanding	#	#	#	#
Basic	54,313	59,384	-	-
Diluted	56,112	59,963	-	-

2008	$	$	$	$
Sales	2,929	3,960	4,889	6,280
Net earnings	5	135	742	1,318
Earnings per share – basic	0.00	0.00	0.01	0.02
Earnings per share – diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding	#	#	#	#
Basic	51,911	53,668	53,698	54,117
Diluted	55,659	57,335	57,140	54,117

2007	$	$	$	$
Sales	-	-	3,787	4,780
Net (loss) earnings	-	-	167	230
Earnings per share – basic			0.00	0.00
Earnings per share – diluted	-	-	0.00	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	-	-	50,584	50,646
Diluted	-	-	55,769	55,871

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being a strong quarter. Sales volumes are also dependent on military sales, which tend to be uneven over the course of a year.

– Revenue for the first half of 2009 was stronger than the historical patterns of soft quarters to start the year. This is due primarily to the backlog of orders carried forward from the end of 2008.

Norsat International Inc.                      Management Discussion & Analysis

1.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and term deposit balance as at June 30, 2009 was $5.0 million, an increase of $4.0 million from $1.0 million as at December 31, 2008. The cash and term deposit balances are broken down as follows; $3.0 million in operating accounts and $2.0 million in a short term interest bearing deposit instrument with the Company’s banking institution. During the three months ended June 30, 2009, cash generated by operations was $1.8 million. Financing activities generated net proceeds of $0.3 million during the three months ended June 30, 2009, while investing activities consumed $0.1 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at June 30, 2009, working capital* increased to $10.4MM as compared to $8.5MM at the end of 2008.  The current ratio** for the second quarter of 2009 was at 3.9x as compared to 3.1x as at the end of 2008. The Company’s commitment to achieving a more effective structure that began in October, 2006 is starting to pay off in today’s results.

Accounts receivable, was at $3.6 million as at June 30, 2009, down from the balance of $6.8 million as at December 31, 2008.  Bad debt provisions are set aside as a percentage of sales that reflect historical experience of defaults. The total provisions are reviewed more thoroughly on an individual customer basis at the end of the fiscal year. In light of the increased credit risks, the percentage rate used to provide for bad debt provisions was reviewed to ensure consistency with historical collection data. Review of the Company’s accounts receivable determined that the bad debt provision was reasonably assessed as at June 30, 2009.

Accounts payable and accrued liabilities were $2.6 million, compared to $3.6 million as at December 31, 2008, reflecting a decreased level of purchasing, consistent with a tightened inventory philosophy.

Inventory as at June 30 2009 was $5.0 million compared to $4.5 million as at December 31, 2008. The increase in inventory resulted from two major factors. Finished goods increased due to satellite systems that were in transit on June 30, 2009 and were subsequently delivered to the US Department of Defense in early July. Microwave products inventory was built up due to the decline in market demand.  Replenishment orders of materials for future delivery have since been decreased, but the Company decided to honor its commitment to previously booked orders and absorb the temporary inventory increase to maintain good supplier relationships. The increase in the Company’s inventory level is a temporary spike and inventory will continue to be replaced on a just-in-time basis and monitored closely to manage the risk of obsolescence.

At June 30, 2009, the Company has accumulated a deficit of $31,447,496. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the second quarter of 2009. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver steady performance despite current uncertainty in the global economic environment.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

Norsat International Inc.                      Management Discussion & Analysis

1.7

Capital Resources

The Company’s capital resources as at June 30, 2009 were in cash and cash equivalents. In the current environment of global uncertainty, the Company plans to continue to fund cash requirements through operations. And if required, the Company has operating lines of credit in place than can be drawn upon.

During the three months ended June 30, 2009, the Company did not complete any financing transactions. As of June 30, 2009, the Company maintained a secured operating line of credit from a financial institution for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

➢

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

➢

all amounts under the loans shall be repaid on demand by the Bank

➢

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

➢

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

➢

assignment /endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

➢

MARG of Cdn$450,000 from EDC

➢

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

➢

the Debt to Tangible Net Worth ratio  (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

Subsequent to June 30, 2009, the Company increased the operating line of credit with the same financial institution to Cdn$1,000,000 or US$800,000.  All terms and conditions of the operating line remain the same except for:

➢

The requirement for securitization under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program was lifted.

➢

Interest at the rate of the Bank’s Prime Rate plus 1.35% per annum.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows for contractual obligations as of June 30, 2009 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

	2009	2010	2011	2012	2013
Inventory purchase obligation	2,397,974				
Operating lease obligations	271,306	449,823	411,006	46,623	46,623
Total	2,669,280	449,823	411,006	46,623	46,623

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its contractual obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

Norsat International Inc.                      Management Discussion & Analysis

1.8

Off Balance Sheet Arrangements

Not applicable.

1.9

Transactions with Related Parties

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

1.10

Proposed Transactions

Not applicable.

1.11

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

➢

The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there is no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Norsat International Inc.                      Management Discussion & Analysis

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry through the Strategic Aerospace and Defense Initiative (SADI).  This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement.

➢

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd., a WiMAX products and services provider to accelerate the Company’s entry into the WiMAX market, from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that has a customer relationship that will allow it to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon 4G Ltd, the Company has acquired the relationship and is in the process of negotiating a contract to formalize the customer relationship.

Bluemoon 4G Ltd. is a pre-revenue company without any employees and did not have any commercial activities. Accordingly, the acquisition was recorded as an asset acquisition and not a business combination.

The value was based on the market value of the shares given up less liquidity and escrow discounts calculated using the Black-Scholes model. The liquidity discount has been determined on the basis that the Company’s shares are not widely traded. The escrow discount has been determined on the basis that the counterparty will not be able to access the shares until certain performance milestones have been met. As per terms of the contract, shares are held in escrow until December 31, 2009 and the counterparty has to meet certain performance milestones. In the event that the milestones are not met, the counterparty has to pay a minimum order fee. The escrow agreement has been put in place to protect the Company’s financial interest in securing the minimum order fee.

Management has allocated the entire purchase price of $2,120,770 (Cdn$2,466,586) to intangible assets and  $1,880,394 (Cdn$2,371,840) as common shares, which includes share issuance costs of $6,470 (Cdn$ 8,160). The net intangible asset of $2,258,610 (Cdn$2,626,902) as reported was broken down as follows:

Purchase Value

$2,046,324 (Cdn$2,380,000)

Ireland Stamp Duties

     $27,808 (Cdn$32,342)

Legal Costs

     $25,143 (Cdn$29,243)

Valuation Costs

     $21,495 (Cdn$25,000)

Temporary tax difference effect

   $274,158 (Cdn$ 318,863)

Less: Accumulated amortization

   $136,318 (Cdn$158,546)

Based on the information available at the present time, the intangible asset is estimated to have a useful life until December 31, 2013. Amortization of the intangible was calculated on a straight line based on the estimated useful life. The amortization recorded for the six months ended June 30, 2009 was $132,582 (Cdn$158,546).

A total future income tax liability of $271,398 (Cdn$ 315,612) was recognized on the transaction to reflect the income tax effect of temporary differences arising from the Company’s asset acquisition of Bluemoon 4G Ltd.  The income tax liability was calculated based on Ireland’s effective tax rate of 12.5% and is the difference between the tax adjusted final book value and actual purchase price of the transaction.

1.12

Changes in Accounting Policies including Initial Adoption

CICA 3064 – “Goodwill and Intangibles”

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangibles”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.  The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there is no material impact on the Company’s consolidated financial statements. As a result of adopting this section, there is no material impact on the Company’s consolidated financial statements. The Company has recognized an intangible asset during the first quarter that is subject to amortization. The intangible asset will be tested for impairment in accordance with the provisions of Impairment of Long Lived Assets, CICA section 3064.

Norsat International Inc.                      Management Discussion & Analysis

IFRS

The accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.

Implementing IFRS will have an impact on accounting financial reporting and supporting IT systems and processes.

It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.  Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources may be engaged to ensure the timely conversion to IFRS. As at June 30, 2009, the Company has completed an IFRS diagnostic and is still in the process of developing an IFRS implementation plan.

The Company has identified the internal resources responsible for spearheading the IFRS conversion process and has charged the team with preparing a detailed project plan and budget for approval by the end of September 30, 2009.

1.13

Financial Instruments and Other instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities.  The carrying value of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar.  The Company has not entered into any derivative agreements to mitigate this risk.

1.14

Outstanding Share Data

The following details the share capital structure as at June 30, 2009:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				59,388,305

Share purchase options
	3.25 years	CDN$0.45 to CDN$0.99	922,800
	2.31 years	CDN$1.00 to CDN$1.99	626,000
	2.26 years	CDN$2.00 to CDN$6.19	179,500	1,728,300

Warrants	January 12, 2011	US$0.48	366,690	366,690

1.15

Risks and Uncertainties

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   Should the Company fail to generate sufficient cash flows from operations, it will require additional financing. As at June 30, 2009, the Company has accumulated a deficit of $31,447,496. Although the Company has generated net earnings from its continued operations through the fourth quarter of 2006 to the second quarter of 2009, it cannot be used as an indication of the Company’s future performance.

Norsat International Inc.                      Management Discussion & Analysis

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

➢

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at June 30, 2009, 43% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

➢

On January 28, 2009 the Obama administration announced a Buy American provision in its economic stimulus package. The Company is still in the process of determining the impact of this initiative on future contracts from the United States and will seek to develop an appropriate course of action, if so warranted.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.shtml for the full contents of “Risks Associated with Business and Operations”.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 59,388,305 were outstanding at June 30, 2009 and an additional 2,094,990 common shares have been reserved for issuance upon the exercise of outstanding options and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

Norsat International Inc.                      Management Discussion & Analysis

Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported eleven consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed primarily to foreign exchange fluctuations in the U.S. dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in both the British pound (GBP) and Euros.  The total exposure in GBP is approximately GBP 200,000 in expenses per year. The total exposure in Euros is approximately €350,000 in expenses per year.  As of June 30, 2009, the Company had no outstanding forward contracts.

1.16

Disclosure Controls and Internal Controls over Financial Reporting

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of June 30, 2009, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of June 30, 2009.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.